UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Zix Corporation

(Name of Subject Company)

Zeta Merger Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

98974P100

(CUSIP Number of Class of Securities)

Gordon A. Davies

Open Text Corporation

Executive Vice President, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James E. Langston

Aaron J. Meyers

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$699,670,491.00	$64,859.45

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (a) the product of (x) 56,790,468 shares of common stock issued and outstanding and (y) the offer price of $8.50 per share, (b) the product of (x) 777,010 shares issuable upon the exercise of outstanding options with an exercise price less than the offer price of $8.50 per share and (y) $4.05 per share, which is the offer price of $8.50 per share less the weighted-average exercise price for such options, (c) the product of (x) 2,715,756 shares issuable pursuant to granted and outstanding restricted stock units and performance stock units and (y) the offer price of $8.50 per share, (d) the product of (x) 1,596,829 shares issuable pursuant to granted and outstanding restricted common stock and restricted performance common stock and (y) the offer price of $8.50 per share, and (f) the product of (x) 20,840,900 shares of common stock issuable pursuant to the conversion of preferred stock on December 20, 2021 and (y) the offer price of $8.50 per share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1for fiscal year 2022, effective October 1, 2021, by multiplying the transaction value by 0.00009270.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64,859.45	Filing Party: Zeta Merger Sub Inc. And Open Text Corporation
Form or Registration No.: Schedule TO	Date Filed: November 22, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 98974P100	13D

1	NAMES OF REPORTING PERSONS Open Text Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended and supplemented by Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on December 14, 2021, and Amendment No. 3 filed on December 21, 2021 filed by Zeta Merger Sub Inc., a Texas corporation (“Purchaser”) that is a wholly-owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), with the Securities and Exchange Commission on November 22, 2021 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all shares of common stock of Zix Corporation, a Texas corporation (“Zix”), par value $0.01 per share (each, a “Share”), that are issued and outstanding, at a price of $8.50 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

All capitalized terms used but not defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Amendments to the Schedule TO

The Offer to Purchase and Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraphs at the end thereof:

“Consummation of the Offer and the Merger.

On Thursday, December 23, 2021, OpenText announced the expiration of the Offer at one minute after 11:59 P.M., Eastern time on December 22, 2021. The Depositary for the Offer has advised OpenText and Purchaser that immediately prior to the Expiration Time on Wednesday, December 22, 2021, there were validly tendered and not withdrawn (and excluding any Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee in accordance with Section 21.459(c) of the TBOC)), a total of 55,709,092 Shares. The validly tendered Shares represent approximately 71% of the Shares outstanding immediately prior to the Expiration Time. The number of Shares tendered into the Offer satisfied the Minimum Condition immediately prior to the Expiration Time. All conditions to the Offer have been satisfied. Purchaser has accepted for payment all Shares that were validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time.

On December 23, 2021, following the expiration of the Offer and acceptance for payment of the Shares tendered pursuant to the Offer, OpenText completed its acquisition of Zix pursuant to the terms of the Merger Agreement. Pursuant to the terms and conditions of the Merger Agreement, Purchaser merged with and into Zix, with Zix surviving the Merger as a wholly-owned subsidiary of OpenText, without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 21.459(c) of the TBOC. As a result of the Merger, each Share outstanding immediately prior to the Effective Time was converted into the right to receive the Merger Consideration in cash, without interest, and subject to any applicable withholding of taxes (which is the same amount per Share that will be paid in the Offer), other than Shares held by OpenText or Zix, or by any wholly-owned subsidiary of OpenText (including Purchaser) or Zix, or held by stockholders who properly exercised appraisal rights under Subchapter H, Chapter 10 of the TBOC or Shares irrevocably accepted for purchase pursuant to the Offer.

As a result of the Merger, the Shares will be delisted and will cease trading on the Nasdaq. OpenText and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Zix’s reporting obligations under the Exchange Act as promptly as practicable.

The full text of the press release issued by OpenText on December 23, 2021 in connection with the expiration of the Offer and the Merger is attached hereto as Exhibit (a)(5)(N) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

Exhibit No.	Description

(a)(5)(N)	Press Release issued by Open Text Corporation on December 23, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2021

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: EVP, CLO and Corporate Development

ZETA MERGER SUB INC.

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 22, 2021*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)(A)	Press Release issued by Open Text Corporation on November 8, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)*

(a)(5)(B)	Press Release issued by Open Text Corporation on November 22, 2021*

(a)(5)(C)	Form of summary advertisement, published in The New York Times on November 22, 2021*

(a)(5)(D)	Transcript of Open Text Corporation investor call on November 8, 2021 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(E)	Presentation made available by Open Text Corporation on its website to investors on November 8, 2021 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(F)	Message to Zix employees on November 8, 2021, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation (incorporated herein by reference to Exhibit 99.4 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(G)	Tweet posted by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(H)	LinkedIn post made by Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.6 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(I)	Community.webroot.com post made on November 8, 2021 (incorporated herein by reference to Exhibit 99.7 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(J)	Message to the analyst community, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.8 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(K)	Message to certain distributors and contacts of Open Text, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.9 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(L)	Post on ChannelFutures.com, which includes quotes from an executive of Open Text Corporation, dated November 8, 2021 (incorporated herein by reference to Exhibit 99.10 to the Schedule TO-C filed by Open Text Corporation with the Securities and Exchange Commission on November 9, 2021)*

(a)(5)(M)	Press Release issued by Open Text Corporation on December 21, 2021*

(a)(5)(N)	Press Release issued by Open Text Corporation on December 23, 2021

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2021, by and among Open Text Corporation and Zix Corporation. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Open Text Corporation with the Securities and Exchange Commission on November 8, 2021)*

(d)(2)	Joinder Agreement to the Agreement and Plan of Merger, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. and Zix Corporation (incorporated by reference to Exhibit 2 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(3)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation and certain stockholders of Zix Corporation (incorporated by reference to Exhibit 3 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(4)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc. certain stockholders of Zix Corporation (incorporated by reference to Exhibit 4 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(5)	Tender and Voting Agreement, dated as of November 7, 2021, by and among Open Text Corporation, Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 5 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(6)	Joinder Agreement to the Tender and Voting Agreement, dated as of November 8, 2021, by and among OpenText Corporation, Zeta Merger Sub Inc., Zix Corporation and Zephyr Holdco, LLC (incorporated by reference to Exhibit 6 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(7)	Confidentiality Agreement, dated as of August 12, 2021, by and between Open Text Corporation and Zix Corporation (incorporated by reference to Exhibit 7 to Schedule 13D filed by Open Text Corporation with the Securities and Exchange Commission on November 17, 2021)*

(d)(8)	First Amendment to the Tender and Voting Agreement, dated December 18, 2021, by and among Open Text Corporation, Zeta Merger Sub, Inc. and certain stockholders of Zix Corporation*

(g)	Not applicable

(h)	Not applicable

*	Previously filed